Exhibit 99.(d)(vi)(a)

December 10, 2021

Mondrian Investment Partners Limited

Attention: Mr. David Tilles

Executive Chairman

10 Gresham St, Fifth Floor

London EC2V 7JD, United Kingdom

Re: Amendment to Schedule B

Dear Sir or Madam:

This letter agreement serves to amend Schedule B (“Schedule B”) to our Investment Sub-Advisory Agreement dated July 12, 2011, as amended from time to time (the “Agreement”).

The amended Schedule B reflects the new breakpoints with respect to the sub-advisory fees. Amended Schedule B shall replace the existing Schedule B, effective January 1, 2022.

The Agreement otherwise remains unchanged and shall continue in full force and effect.

In the space provided below, please acknowledge your agreement to the foregoing.

Very truly yours,

Charles Schwab Investment Management, Inc.

By:	/s/ Jonathan de St. Paer

Name:	Jonathan de St. Paer
Title:	President

ACKNOWLEDGED AND AGREED TO:

Mondrian Investment Partners Limited

By:	/s/ David Tilles
Name:	David Tilles
Title:	Executive Chairman

SCHEDULE B

TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

BETWEEN

CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.

AND

MONDRIAN INVESTMENT PARTNERS LIMITED

FEES

Fees will be accrued each day by applying to the Net Asset Value of the Managed Assets at the end of that day, the daily rate, using a 365-day year, equivalent to the applicable fee percentage set forth below (“Company Percentage”). Sub-Adviser represents and warrants that the Company Percentage now is and in the future will be equal to or less than the applicable fee percentage payable to Sub-Adviser under any other advisory or sub-advisory agreement for comparable investment advisory services (each a “Third Party Percentage”). If at any time, the Company Percentage is greater than any Third Party Percentage, the Company Percentage will be reduced to the lowest Third Party Percentage, including with respect to any advisory or sub-advisory agreement amended or entered into by Sub-Adviser after the effective date of this Schedule. Fees will be paid within 30 days following the end of each calendar quarter.

COMPANY PERCENTAGE

First $250 million:	47 Basis Points annually
Thereafter:	45 Basis Points annually

The above fee scale is subject to a minimum funding of $100 million, or fees equivalent thereto.

The maximum amount of Managed Assets that may be held in the account is $750 million of Net Deposits (the “Capacity”). Sub-Adviser agrees to review its capacity positions should the Managed Assets reach $650 million to determine if the Capacity may be adjusted. The Sub-Adviser agrees to hold the Capacity until January 1, 2024. For purposes of this paragraph “Net Deposits” means subscriptions into Sub-Adviser’s Managed Assets less redemptions out of Sub-Adviser’s Managed Assets.

Effective Date of this Schedule B: January 1, 2022